SOLV Energy, Inc.

16680 West Bernardo Drive

San Diego, CA 92127

May 27, 2026

VIA EDGAR TRANSMISSION

Pearlyne Paulemon

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	SOLV Energy, Inc. Registration Statement on Form S-1 (Registration No. 333-296238) Filed May 26, 2026 Request for Acceleration of Effective Date

Dear Ms. Paulemon:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SOLV Energy, Inc. (the “Company”) respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-296238), as thereafter amended and supplemented from time to time, be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Washington D.C. time on May 28, 2026 or as soon as practicable thereafter, or at such other time as the Company or its outside counsel, Weil, Gotshal & Manges LLP, request by telephone that such Registration Statement be declared effective.

We request that we be notified of such effectiveness by a telephone call to Alexander D. Lynch of Weil, Gotshal & Manges LLP at (212) 310-8971 and that such effectiveness also be confirmed in writing.

Very truly yours,

SOLV Energy, Inc.

By:	/s/ Adam Forman
Name:	Adam Forman
Title:	Chief Legal Officer

cc:	George Hershman, Chief Executive Officer, SOLV Energy, Inc.

Alexander D. Lynch, Weil, Gotshal & Manges LLP

Ashley J. Butler, Weil, Gotshal & Manges LLP

Marc D. Jaffe, Latham & Watkins LLP

Erika Weinberg, Latham & Watkins LLP